Exhibit 99.1
LJ INTERNATIONAL INC

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	As of	As of
	June 30	December 31
	2005	2004
	(Unaudited)
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	2,156	3,228
Restricted cash	5,578	6,393
Investment in capital guaranteed fund	2,370	—
Trade receivables, net of allowance for doubtful accounts (US$284 as of June 30,2005 and December 31, 2004)	13,405	15,653
Inventories	46,647	36,629
Prepayments and other current assets	1,580	2,539

Total current assets	71,736	64,442
Properties held for lease, net	1,424	1,452
Property, plant and equipment, net	5,692	4,673
Due from related parties	491	491
Goodwill, net	1,521	1,521
Investment securities, net (Restated, see Note 5)	—	1,792

Total assets	80,864	74,371

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	3,352	607
Notes payable, current portion	2,674	2,487
Capitalized lease obligation, current portion	22	19
Letters of credit, gold and other loans	24,603	21,911
Embedded derivative	1,442	1,462
Trade payables	9,036	9,553
Accrued expenses and other payables	2,934	4,631
Income taxes payable	152	68
Deferred taxation	87	87

Total current liabilities	44,302	40,825
Other payables, non-current	61	58

Total liabilities	44,363	40,883

Minority interest	112	—

	As of	As of
	June 30	December 31
	2005	2004
	(Unaudited)
	US$	US$
Stockholders’ equity
Common stocks, par value US$0.01 each, Authorized – 100 million shares, Issued –
13,122,658 shares as of June 30, 2005; 12,304,658 shares as of December 31, 2004	131	123
Additional paid-in capital	26,281	23,382
Accumulated other comprehensive loss	(277)	(151)
Unearned compensation	(469)	(37)
Retained earnings	10,723	10,171

Total stockholders’ equity	36,389	33,488

Total liabilities and stockholders’ equity	80,864	74,371

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Six months ended
	June 30		June 30
	2005	2004	2005	2004
	US$	US$	US$	US$
				(Restated,
				see Note 5)
Operating revenue	19,074	16,259	36,513	30,756
Costs of goods sold	(14,454)	(12,392)	(28,243)	(23,453)

Gross profit	4,620	3,867	8,270	7,303

Selling, general and administrative expenses	(3,936)	(3,170)	(7,555)	(6,034)

Operating income	684	697	715	1,269

Other revenue and expense
Other revenues	72	36	108	68
Share of results of investment securities (Note 5)	—	4	215	(62)
Impairment loss on goodwill	—	—	(1,493)	—
Interest expenses	(402)	(203)	(726)	(385)

Income (Loss) before income taxes, minority interest and extraordinary gain	354	534	(1,181)	890
Income taxes	(48)	(60)	(150)	(61)

Income (Loss) before minority interest and extraordinary gain	306	474	(1,331)	829
Minority interest	(3)	—	(3)	—

Income (Loss) before extraordinary gain	303	474	(1.334)	829
Extraordinary gain in negative goodwill (Note 5)	—	—	1,886	—

Net income	303	474	552	829

Numerator:
Net income used in computing basic and diluted earnings per share	303	474	552	829

Denominator:
Weighted average number of shares used in calculating basic earnings per share	13,112,515	10,654,752	12,999,078	10,517,876
Effect of dilutive potential ordinary shares:
Warrants & stock options	350,502	1,251,387	600,887	1,387,587

Weighted average number of shares used in calculating diluted earnings per share	13,463,017	11,906,139	13,599,965	11,905,463

Earnings per share:
Basic	0.02	0.04	0.04	0.08

Diluted	0.02	0.04	0.04	0.07
See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
(IN THOUSANDS EXCEPT SHARE DATA)
Six months ended June 30, 2005

				Accumulated
	Common Stock		Additional	Other
			Paid-in	Comprehensive	Unearned	Retained
	Shares	Par Value	Capital	Loss	Compensation	Earnings	Total
		US$	US$	US$	US$	US$	US$
Balance as of December 31, 2004	12,304,658	123	23,382	(151)	(37)	10,171	33,488

Net income	—	—	—			552	552

Comprehensive income							552
Unrealized holding loss on investment in capital guaranteed fund				(126)			(126)
Issuance of common stock upon exercise of stock options	818,000	8	2,428				2,436
Stock options granted			471		(471)		—
Compensation expense recognized during the period					39		39

Balance as of June 30, 2005	13,122,658	131	26,281	(277)	(469)	10,723	36,389

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
(IN THOUSANDS EXCEPT SHARE DATA)
Six months ended June 30, 2004

				Accumulated
	Common Stock		Additional	Other
		Par	Paid-in	Comprehensive	Retained
	Shares	Value	Capital	Loss	Earnings	Total
		US$	US$	US$	US$	US$
					(Restated, see
					Note 5)
Balance as of December 31, 2003	9,890,006	99	19,802	(151)	7,351	27,101
Net income	—	—	—	—	829	829

Comprehensive income						829
Issuance of common stock upon exercise of stock options	370,000	4	736			740
Issuance of common stock upon exercise of warrants	395,570	4	(4)			—

Balance as of June 30, 2004	10,655,576	107	20,534	(151)	8,180	28,670

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN THOUSANDS)

	Six months ended
	June 30
	2005	2004
	US$	US$
Cash flows from operating activities:
Net income	552	829
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and impairment loss on property, plant and equipment	647	563
Unrealised gain on gold loan	(20)	—
Impairment loss on goodwill	1,493	—
Share of results of investment securities	(215)	62
Extraordinary gain on negative goodwill	(1,886)	—
Minority interest	3	—
Costs associated with stock-based transactions	39	—
Changes in operating assets and liabilities:
Trade receivables	2,075	3,762
Inventories	(2,680)	(6,201)
Prepayments and other current assets	761	(1,197)
Trade payables	(1,150)	294
Accrued expenses and other payables	(1,760)	18
Letters of credit	(3,015)	194

Net cash used in operating activities	(5,156)	(1,676)

Cash flows from investing activities:
Change in restricted cash	815	(348)
Cash acquired from subsidiaries	175	—
Purchase of property, plant and equipment	(1,599)	(385)
Proceeds on disposal of property, plant and equipment	—	4
Purchases of investment in capital guaranteed fund	(2,496)	—

Net cash used in investing activities	(3,105)	(729)

Cash flows from financing activities:
Change in bank overdrafts	2,745	407
Proceeds from issuance of shares upon exercise of stock options	2,436	740
Loans acquired	4,830	992
Repayment of loans	(2,811)	(1,131)
Repayment of capitalized leases	(11)	(7)

Net cash provided by financing activities	7,189	1,001

Net decrease in cash and cash equivalents	(1,072)	(1,404)
Cash and cash equivalents, at beginning of period	3,228	2,722

Cash and cash equivalents, at end of period	2,156	1,318

Supplemental disclosure:
Cash paid during the period for:
Interest	641	385
Taxes	66	7
See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION SUBSEQUENT TO DECEMBER 31, 2004 IS UNAUDITED)
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
LJ International Inc. (the Company) and its subsidiaries (collectively the Group) are principally involved in the design, manufacture, marketing and sale of precious and semi-precious gemstones jewelry as well as diamond jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People’s Republic of China (PRC) and most of its sales are currently in the United States of America (US). The Group also owns certain commercial and residential properties located in Hong Kong, which are held primarily for investment purposes.
The unaudited condensed consolidated financial statements included the accounts of LJ International Inc. (the “Company”) and its subsidiaries. All material intercompany accounts and transactions have been eliminated on consolidation. The accompanying unaudited condensed consolidated financial statements and related notes should be read in conjunction with the financial statements and related notes included in the Company’s annual report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on March 31, 2005.
The information furnished reflects, in the opinion of the management of the Company, all adjustments, consisting of normal recurring accruals, which are necessary to present a fair statement of the results for the interim periods presented.
The interim periods figures are not necessarily indicative of the results to be expected for the fiscal year due to the seasonal nature of the business.
Certain prior period amounts have been reclassified to conform to current period presentation.
2.	INVESTMENT IN CAPITAL GUARANTEED FUND
We have investment in capital guaranteed fund, which are pledged with banks for securing of banking facilities. The maximum tenor is 4.75 years, maturing in February 2010.
3.	INVENTORIES
Inventories consist of:

	As of	As of
	June 30	December 31
	2005	2004
	US$’000	US$’000
Raw materials	34,160	25,810
Work-in-progress	1,212	1,423
Finished goods	11,275	9,396

	46,647	36,629

4.	STOCK BASED COMPENSATION

The 1998 Stock Compensation Plan

Effective June 1, 1998, the Company adopted and approved the 1998 Stock Compensation Plan. The purpose of the plan is to:

o	encourage ownership of the common stock by the Company’s officers, directors, employees and advisors;

o	provide additional incentive for them to promote the Company’s success and the Company’s business; and

o	encourage them to remain in employment by providing them an opportunity to benefit from any appreciation of the Company’s common stock through the issuance of stock options.
Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2008. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option must be at least equal to the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.
On October 17, 2000, the Company offered each option holder the opportunity to cancel all or some of the stock options previously granted in exchange for the granting on April 30, 2001 of options to acquire an equal number of shares with an exercise price equal to the then last sale price of the stock on April 30, 2001, for a new term of seven years expiring April 30, 2008.
As of June 30, 2005, 1,525,500 options had been exercised and the following options to purchase shares of our common stock under the plan remained outstanding:
o	stock options to purchase 1,411,000 and 872,000 shares at $2.00 per share through April 30, 2008 and June 30, 2013 respectively, of which 1,627,000 are held by our directors and officers as a group.
The 2003 Stock Compensation Plan
Effective July 1, 2003, we adopted and approved the 2003 Stock Compensation Plan, which our shareholders approved on December 5, 2003. The purpose of the plan is to:
o	encourage ownership of the common stock by the Company’s officers, directors, employees and advisors;

o	provide additional incentive for them to promote the Company’s success and the Company’s business; and

o	encourage them to remain in employment by providing them an opportunity to benefit from any appreciation of the Company’s common stock through the issuance of stock options.
Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2013. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option or nonqualified option may be less than the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.
As of June 30, 2005, 820,000 options had been exercised and the following options to purchase shares of our common stock under the plan remained outstanding:
o	stock options to purchase 1,258,000 shares at $2.00 per share through June 30, 2013, of which 312,000 are held by our directors and officers as a group.

We record compensation expense for stock-based employee compensation plans using the intrinsic value method in which compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price of the award on the measurement date. As the exercise price of the Company’s incentive stock options is same as or higher than the market price of the underlying stock on the date of grant, pursuant to APB No. 25, no compensation expense has been recognized for stock options granted to employees for each of the periods presented.
5.	ACQUISITION

On January 1, 2005, the Company paid US$2,827,500 for new issuance of 3,900 common stock of Goldleaves International Limited (GIL), in which the Company had 20% equity interests and is classified as investment security as of December 31, 2004. The Company then became the major stockholder holding 98% equity interests in GIL, which became a subsidiary of the Company.

Details of identifiable assets and liabilities acquired at the date of acquisition are as follows:

As of
January 1, 2005
US$’000
Net assets acquired:
Property, plant and equipment	153
Trade receivables	628
Inventories	7,252
Other receivables	600
Cash and cash equivalents	156
Other receivables	2,828
Trade payables	(733)
Accrued expenses and other payables	(5,412)

5,472

Minority interests	(638)
Goodwill arising from acquisition	(2,006)

Total purchase consideration	2,828

As of December 31, 2004, this investment is accounted for using the cost method. In the 2005 financial statements, the investment as of December 31, 2004 has been restated to account for under the equity method.

LJ INTERNATIONAL INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(INFORMATION SUBSEQUENT TO DECEMBER 31, 2004 IS UNAUDITED)
We are a totally vertically integrated company that designs, brands, markets and distributes a complete range of fine jewelry. While we specialize in the semi-precious jewelry segment, we also offer high-end pieces set in yellow gold, white gold, platinum or sterling silver and adorned with semi-precious stones, diamonds, pearls and precious stones. We distribute mainly to fine jewelers, department stores, national jewelry chains and TV shopping channels and discount chain stores throughout North America, Western Europe and Japan. Our product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
We believe that our vertically integrated structure provides significant advantages over our competitors. All profits from value added processes are captured internally, rather than shared with third party manufacturers. This results in very competitive pricing for the retailer and enhanced profits for us. Innovative processes in stone cutting and manufacturing further enhance our competitive position.
We employ an international design team and all of our designs and merchandising strategies are proprietary. Our exclusive and innovative concepts that we create offer brand potential. Our primary marketing focus has been in North America where we have sold directly to certain high volume customers who need specialized product development services and through a marketing relationship with International Jewelry Connection (IJC) for those customers that need higher levels of service and training.
We organize our marketing and distribution strategies by retail distribution channels. Concepts are developed for the specific needs of different market segments. We have identified the following as prime retail targets:
•	fine jewelers;

•	national jewelry chains;

•	department stores;

•	TV shopping channels; and

•	discount chain stores.
RESULTS OF OPERATIONS FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 AND JUNE 30, 2004
Revenues

	Three months ended June 30,			Six months ended June 30,
(in thousands)	2005	2004	% change	2005	2004	% change

Revenues	19,074	16,259	17.3%	36,513	30,756	18.7%
The increase in revenues for the three months period and six months period ended June 30, 2005, compared with the same periods last year, was primarily due to the acceptance of new products, new customers, and increase in orders from existing customers.
Cost of Sales and Gross Profit

	Three months ended June 30,			Six months ended June 30,
(in thousands)	2005	2004	% change	2005	2004	% change

Cost of sales	14,454	12,392	16.6%	28,243	23,453	20.4%
% of revenues	75.8%	76.2%		77.4%	76.3%

Gross profit	4,620	3,867		8,270	7,303
% of revenues	24.2%	23.8%		22.6%	23.7%

The gross profit margin stabilized at approximately 24.2% for the three months ended June 30, 2005, compared to 23.8% for the same periods last year. There was a decrease of gross profit margin to 22.6% for the six months ended June 30, 2005 compared to approximately 23.7% for the comparable period last year.
Selling, General and Administrative Expenses (SG&A Expenses)

	Three months ended June 30,			Six months ended June 30,
(in thousands)	2005	2004	% change	2005	2004	% change

Selling, general and administrative expenses	3,936	3,170	24.2%	7,555	6,034	25.2%
% of revenues	20.6%	19.5%		20.7%	19.6%
Selling, general and administration expenses for the six months period ended June 30, 2005 were approximately 20.7% of net sales compared to approximately 19.6% of net sales for the same period last year, representing an increase of 1.1% of net sales.
Interest Expenses

	Three months ended June 30,			Six months ended June 30,
(in thousands)	2005	2004	% change	2005	2004	% change

Interest expenses	402	203	98%	726	385	88.6%
% of revenues	2.1%	1.2%		2.0%	1.3%
The increase in interest expenses was primarily due to increased utilization level of bank overdraft, letters of credit, factoring facilities, and consecutive increase in interest rate for the six months period ended June 30, 2005.
Net Income (Loss)

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands)	2005	2004	2005	2004

Net income (loss)	303	474	552	829

Weighted average number of shares
Basis	13,113	10,655	12,999	10,518
Diluted	13,463	11,906	13,600	11,905

Earning (loss) per share
Basic	0.02	0.04	0.04	0.08
Diluted	0.02	0.04	0.04	0.07
LIQUIDITY AND CAPITAL RESOURCES
We have no direct business operations other than the ownership of our subsidiaries and investment securities. Our ability to pay dividends and meet other obligations depends upon our receipt of dividends or other payments from our operating subsidiaries and investment securities. There are currently no known restrictions on our subsidiaries and investment securities to pay dividends to us; however, we do not currently intend to pay dividends to our shareholders.

Cash Flows:

(in thousands)	Six months ended June 30,
	2005	2004
Net cash used in operating activities	(5,156)	(1,676)
Net cash used in investing activities	(3,105)	(729)
Net cash provided by financing activities	7,189	1,001
Net decrease in cash and cash equivalents	(1,072)	(1,404)
Operating Activities:
Net cash used in operating activities during the six months period ended June 30,2005 was $5,156,000, compared to net cash used in operating activities of $1,676,000 in the same period last year. The increase in net cash used in the six months period ended June 30, 2005 reflected the increase in purchases of inventory to meet growing sales orders, settlement of trade creditors and letters of credit on maturity. For the same period last year, net cash used in operating activities was mainly attributable to the increase in purchases of inventory.
Investing Activities:
Net cash used in investing activities during the six months period ended June 30, 2005 was $3,105,000, compared to $729,000 in the same period last year. For the increase in the six months period ended June 30, 2005, it was due to the increase in capital expenditure, and purchases of investment in capital guaranteed fund from banks for securing new banking facilities, which was partially offset by the reduction in restricted cash.
Financing Activities:
Net cash provided by financing activities during the six months period ended June 30, 2004 was $7,189,000, which represented the increase of bank overdrafts, new bank loans acquired, and proceeds from issuance of shares upon exercise of stock options, and offset by the repayment of matured bank loans.
Financing Sources
Banking Facilities and Notes Payables
We have various letters of credit and overdraft under banking facilities. The banking facilities are collateralized by land and buildings, investment properties, restricted cash deposits, investment in capital guaranteed fund, factored receivables and personal guarantees of a director.
          Letters of Credit, overdrafts and others:

	As of	As of
	June 30	December 31
	2005	2004
	US$’000	US$’000
Facilities granted:
Letters of credit	30,487	26,833
Overdraft	3,461	3,461

	33,948	30,294

Utilized:
Letters of credit	12,720	15,423
Overdraft	3,352	607

	16,072	16,030

The letters of credit and bank overdrafts are denominated in H.K. dollars and U.S. dollars, bear interest at the floating commercial bank lending rates in Hong Kong, and are renewable annually with the consent of the relevant banks.

          Notes payable:

	As of	As of
	June 30 2005	December 31 2004
	US$’000	US$’000
Notes payable	2,674	2,487

We have term loans classified under notes payable which are related to the Group’s properties. These loans are denominated in H.K. dollars and Renminbi, bear interest at pre-fixed rates in Hong Kong and China upon renewal.
Gold Loan Facilities:

	As of	As of
	June 30	December 31
	2005	2004
	US$’000	US$’000
Gold loan outstanding (in $)	8,421	6,488

Gold loan outstanding (in troy ounces)	22,420	17,920

Gold loan interest rate	2.15%-2.65%	2.1%-2.5%
We have also secured “gold loan” facilities with various banks in Hong Kong, which bear a below-market interest rate. Due to lower interest rates charged for gold loans, our cost through our gold loan program has been substantially less than the costs that would have been incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, so in 2003, we have put in place mechanisms to hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we deem appropriate, the price to be paid being the current market price at time of payment. At the close of each reporting period, the gold loan is valued at fair value with changes reflected on the income statement.
FORWARD LOOKING STATEMENTS
This Quarterly Report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include the words “believe,” “expect,” “plans” or similar words and are based in part on the Company’s reasonable expectations and are subject to a number of factors and risks, many of which are beyond the Company’s control. Actual results could differ materially from those discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as a result of any of the following factors:
a)	general economic conditions and their impact on the retail environment;

b)	fluctuations in the price of gold and other metals used to manufacture the Company’s jewelry;

c)	risks related to the concentration of the Company’s customers, particularly the operations of any of its top customers;

d)	variability of customer requirements and the nature of customers’ commitments on projections and orders; and

e)	the extent to which the Company is able to attract and retain key personnel.

In light of these uncertainties and risks, there can be no assurance that the forward-looking statements in this Quarterly Report will occur or continue in the future. Except for its required, periodic filings under the Securities Exchange Act of 1934, the Company undertakes no obligations to release publicly any revisions to these forward looking statements that may reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

LJ INTERNATIONAL INC.
PART II — OTHER INFORMATION
Item 1 and 2
     Not applicable.
Item 3.
     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
     Not applicable.
Item 4 and 5
     Not applicable
Item 6.

(a)	Reports On Form 8-K

Not applicable.